SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ______________________

                                  SCHEDULE 13D*
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                                (Amendment No. 1)

                              NCS HealthCare, Inc.
                                (Name of Issuer)

                              Class A Common Stock
                         (Title of Class of Securities)

                                    62887410
                                 (CUSIP Number)

                                 Marran Ogilvie
                                666 Third Avenue
                                   26th Floor
                            New York, New York 10017
                                 (212) 845-7909
                       (Name, address and telephone number
                                    of person
                authorized to receive notices and communications)

                                January 13, 2003
             (Date of event which requires filing of this statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 14 Pages)

________________
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62887410                   13D/A              Page 2 of 14 Pages

----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                               RCG Ambrose Master Fund, Ltd.
----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
----------------------------------------------------------------------------
     (3)    SEC USE ONLY
----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                                               WC
----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                               Cayman Islands
----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         _____________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 977,300
OWNED BY       _____________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      _____________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 977,300
----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                 977,300
----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 5.28% as of the date of filing of this statement. (Based on 18,508,102 shares of Class A Common Stock issued and outstanding as of November 7, 2002.)
----------------------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON **
                                                 CO
----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 62887410                   13D/A              Page 3 of 14 Pages

----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                   Ramius Securities, L.L.C.
----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
----------------------------------------------------------------------------
     (3)    SEC USE ONLY
----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                                                WC
----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                               Delaware
----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                               -0-
SHARES         _____________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                               977,300
OWNED BY       _____________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      _____________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                               977,300
----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                               977,300
----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 5.28% as of the date of filing of this statement. (Based on 18,508,102 shares of Class A Common Stock issued and outstanding as of November 7, 2002.)
----------------------------------------------------------------------------
     (14)     TYPE OF REPORTING PERSON **
                                               BD
----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 62887410                   13D/A              Page 4 of 14 Pages

----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                  Ramius Capital Group, LLC
----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
----------------------------------------------------------------------------
     (3)    SEC USE ONLY
----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                                                OO
----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                     [ ]
----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION

                                                Delaware
----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         _____________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                977,300
OWNED BY       _____________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      _____________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 977,300
----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                 977,300
----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 5.28% as of the date of filing of this statement. (Based on 18,508,102 shares of Class A Common Stock issued and outstanding as of November 7, 2002.)
----------------------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON **
                                                 IA
----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 62887410                   13D/A              Page 5 of 14 Pages

----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                C4S & Co., L.L.C.
----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
----------------------------------------------------------------------------
     (3)    SEC USE ONLY
----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                                                00
----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                Delaware
----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         _____________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                977,300
OWNED BY       _____________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      _____________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                977,300
----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                977,300
----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 5.28% as of the date of filing of this statement. (Based on 18,508,102 shares of Class A Common Stock issued and outstanding as of November 7, 2002.)
----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 OO
----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 62887410                   13D/A              Page 6 of 14 Pages

----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                               Peter A. Cohen
----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
----------------------------------------------------------------------------
     (3)    SEC USE ONLY
----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                                                00
----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                United States
----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         _____________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 977,300
OWNED BY       _____________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      _____________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 977,300
----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                 977,300
----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 5.28% as of the date of filing of this statement. (Based on 18,508,102 shares of Class A Common Stock issued and outstanding as of November 7, 2002.)
----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 IN
----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 62887410                   13D/A              Page 7 of 14 Pages

----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                  Morgan B. Stark
----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
----------------------------------------------------------------------------
     (3)    SEC USE ONLY
----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                                                00
----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                United States
----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         _____________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 977,300
OWNED BY       _____________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      _____________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 977,300
----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                 977,300
----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 5.28% as of the date of filing of this statement. (Based on 18,508,102 shares of Class A Common Stock issued and outstanding as of November 7, 2002.)
----------------------------------------------------------------------------
     (14)     TYPE OF REPORTING PERSON **
                                                 IN
----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 62887410                   13D/A              Page 8 of 14 Pages

----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                Thomas W. Strauss
----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
----------------------------------------------------------------------------
     (3)    SEC USE ONLY
----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                                                 00
----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                United States
----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         _____________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 977,300
OWNED BY       _____________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      _____________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 977,300
----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                 977,300
----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 5.28% as of the date of filing of this statement. (Based on 18,508,102 shares of Class A Common Stock issued and outstanding as of November 7, 2002.)
----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 IN
----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 62887410                   13D/A              Page 9 of 14 Pages

Item 1.     Security and Issuer.

     Pursuant to Rule 13d-2 promulgated under the Securities and Exchange Act of 1934, as amended, the undersigned hereby file this Amendment No. 1 (this "Amendment") to the Schedule 13D ("Schedule 13D") filed on December 23, 2002, relating to the shares of Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), of NCS HealthCare, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 3201 Enterprise Parkway, Suite 220, Beachwood, Ohio 44122. In this Amendment, the understand amend and restate the entire text of Items 5, 6 and 7. Capitalized terms used herein and not otherwise defined in this Amendment have the meanings ascribed thereto in Schedule 13D.


Item 2.     Interest in Securities of the Issuer.

      A. RCG Ambrose

              (a) Aggregate number of shares beneficially owned: 977,300

                  Percentage: 5.28% The percentages used herein and in the rest of Item 5 are calculated based upon 18,508,102 shares, which reflects the shares of Class A Common Stock issued and outstanding as of November 7, 2002, as reflected in the Company's quarterly report for the period ended September 30, 2002 filed November 13, 2002.

              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 977,300
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the
                     disposition:  977,300

              (c) Since the filing of the Schedule 13D, RCG Ambrose has entered into, in open market sales, the transactions described on Schedule A, which is incorporated by reference.

              (d) Ramius, the investment advisor of RCG Ambrose, has the power to direct some of the affairs of RCG Ambrose, including decisions respecting the disposition of the proceeds from the sale of shares of the Class A Common Stock. Ramius Securities is a broker dealer affiliated with Ramius. C4S is the Managing Member of Ramius and in that capacity directs its operations. Mr. Cohen, Mr. Strauss and Mr. Stark are the Managing Members of C4S and in that capacity direct its operations.

              (e) Not applicable.


      B. Ramius Securities

              (a) Aggregate number of shares beneficially owned: 977,300

                  Percentage: 5.28%

CUSIP No. 62887410                   13D/A              Page 10 of 14 Pages

              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 977,300
                  3. Sole power to dispose or direct the disposition:
                  4. Shared power to dispose or direct the
                     disposition:  977,300

              (c) Since the filing of the Schedule 13D, Ramius Securities has entered into, in open market sales, the transactions described on Schedule A, which is incorporated by reference.

              (d) See Item 5(A)(d).

              (e) Not applicable.


      C. Ramius

              (a) Aggregate number of shares beneficially owned: 977,300

                  Percentage:  5.28%

              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 977,300
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the
                     disposition:  977,300

              (c) Ramius did not enter into any transactions in the Class A
                  Common Stock since the filing of the Schedule 13D. The transactions in the Class A Common Stock since the filing of the Schedule 13D on behalf of Ramius Securities and RCG Ambrose, which were all in the open market, are set forth in Schedule A, and are incorporated by reference.

              (d) See Item 5(A)(d).

              (e) Not applicable.


      D. C4S

              (a) Aggregate number of shares beneficially owned: 977,300

                  Percentage:  5.28%

              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 977,300
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the
                     disposition:  977,300

CUSIP No. 62887410                   13D/A              Page 11 of 14 Pages

              (c) C4S did not enter into any transactions in the Class A Common
                  Stock since the filing of the Schedule 13D. The transactions in the Class A Common Stock since the filing of the Schedule 13D on behalf of Ramius Securities and RCG Ambrose, which were all in the open market, are set forth in Schedule A, and are incorporated by reference.

              (d) See Item 5(A)(d).

              (e) Not applicable.


       E. Mr. Cohen, Mr. Stark and Mr. Strauss

              (a) Aggregate number of shares beneficially owned: 977,300

                  Percentage:  5.28%

              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 977,300
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the
                     disposition:  977,300

              (c) Neither Mr. Cohen, Mr. Stark nor Mr. Strauss have entered into any transactions in the Class A Common Stock since the filing of the Schedule 13D. The transactions in the Class A Common Stock since the filing of the Schedule 13D on behalf of Ramius Securities and RCG Ambrose, which were all in the open market, are set forth in Schedule A, and are incorporated by reference.

              (d) See Item 5(A)(d).

              (e) Not applicable.


Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.

      The Reporting Persons have entered into a Joint Acquisition Statement with respect to the joint filing of this statement and any amendments hereto, which is Exhibit 1 hereto and is incorporated by reference.


Item 7.     Materials to be Filed as Exhibits.

            Exhibit 1 - Joint Acquisition Statement, dated as of December
                        23, 2002, among the Reporting Persons (Incorporated by reference to Exhibit 1 to Schedule 13D, filed by the Reporting Persons on December 23, 2002, with respect To the Class A Common Stock.

CUSIP No. 62887410                   13D/A              Page 12 of 14 Pages


                                   SCHEDULE A

                        PURCHASES OF CLASS A COMMON STOCK



                          Date of                               Purchase Price
Purchaser                 Transaction          Amount(1)           Per Unit
---------                 -----------          ---------        --------------

                         Balance Fwd:         400,000.00
Ramius Securities          12/13/2002          32,500.00           5.2686
Ramius Securities          12/13/2002          17,500.00           5.0841
Ramius Securities          12/13/2002         150,000.00           5.0959
Ramius Securities          12/16/2002         -25,000.00           5.3400
Ramius Securities          12/16/2002        -150,000.00           5.3508
Ramius Securities          12/16/2002         -25,000.00           5.3500
Ramius Securities          12/17/2002        -125,000.00           5.3180
Ramius Securities          12/18/2002         -12,500.00           5.4100
Ramius Securities          12/30/2002         -62,500.00           5.3700
Ramius Securities           1/02/2003         -41,250.00           5.3540
Ramius Securities           1/02/2003        -100,000.00           5.3135
Ramius Securities           1/03/2003          37,500.00           5.0800
Ramius Securities           1/03/2003         100,000.00           5.1078
Ramius Securities           1/03/2003         168,800.00           5.1183
Ramius Securities           1/08/2003           3,100.00           5.2300
Ramius Securities           1/09/2003          20,000.00           5.2300
Ramius Securities           1/09/2003          12,500.00           5.2300
Ramius Securities           1/10/2003          50,000.00           5.2300
Ramius Securities           1/13/2003          20,000.00           5.2300
Ramius Securities           1/14/2003           5,500.00           5.2300
Ramius Securities           1/15/2003          12,500.00           5.2000
                                              ----------
         Total                                488,650.00
                                              ==========


                         Balance Fwd:         400,000.00
RCG Ambrose                12/13/2002          17,500.00           5.0841
RCG Ambrose                12/13/2002          32,500.00           5.2686
RCG Ambrose                12/13/2002         150,000.00           5.0959
RCG Ambrose                12/16/2002        -150,000.00           5.3508
RCG Ambrose                12/16/2002         -25,000.00           5.3500
RCG Ambrose                12/16/2002         -25,000.00           5.3400
RCG Ambrose                12/17/2002        -125,000.00           5.3180
RCG Ambrose                12/18/2002         -12,500.00           5.4100
RCG Ambrose                12/30/2002         -62,500.00           5.3700

CUSIP No. 62887410                   13D/A              Page 13 of 14 Pages

RCG Ambrose                 1/02/2003         -41,250.00           5.3540
RCG Ambrose                 1/02/2003        -100,000.00           5.3135
RCG Ambrose                 1/03/2003          37,500.00           5.0800
RCG Ambrose                 1/03/2003         100,000.00           5.1078
RCG Ambrose                 1/03/2003         168,800.00           5.1183
RCG Ambrose                 1/08/2003           3,100.00           5.2300
RCG Ambrose                 1/09/2003          20,000.00           5.2300
RCG Ambrose                 1/09/2003          12,500.00           5.2300
RCG Ambrose                 1/10/2003          50,000.00           5.2300
RCG Ambrose                 1/13/2003          20,000.00           5.2300
RCG Ambrose                 1/14/2003           5,500.00           5.2300
RCG Ambrose                 1/15/2003          12,500.00           5.2000
                                              ----------
         Total                                488,650.00
                                              ==========

Note: On, January 13, 2003, the aggregate number of securities held by Ramius Securities and RCG Ambrose was 941,300, which constituted 5.09% of the issued and outstanding shares of Class A Common Stock (based on 18,508,102 shares issued and outstanding as of November 7, 2002).


(1) A positive amount indicates a purchase of such amount. A negative amount indicates a sale of such amount.

CUSIP No. 62887410                   13D/A              Page 14 of 14 Pages

SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:

RCG AMBROSE MASTER FUND, LTD.

By: Ramius Capital Group, LLC,
    its Investment Manager


By:/s/ MORGAN B. STARK
   --------------------------------
   Name:  Morgan B. Stark
   Title:  Managing Member


RAMIUS SECURITIES, L.L.C.                         RAMIUS CAPITAL GROUP, LLC
By:  Morgan B. Stark,                             By:  C4S & Co., L.L.C.,
as Authorized Person                                   as Managing Member
                                                  By:  Morgan B. Stark,
                                                       as Managing Member
/s/ MORGAN B. STARK
------------------------------------
                                                  /s/ MORGAN B. STARK
                                                  -----------------------------
C4S & CO., L.L.C.
By:  Morgan B. Stark,
as Managing Member                                MORGAN B. STARK


                                                  /s/ MORGAN B. STARK
                                                  -----------------------------
/s/ MORGAN B. STARK
------------------------------------



PETER A. COHEN                                    THOMAS W. STRAUSS


/s/ PETER A. COHEN                                /s/ THOMAS W. STRAUSS
------------------------------------              -----------------------------